As filed with the Securities and Exchange Commission on February 21, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

SCHEDULE TO
Amendment No. 2
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

__________________________________

NATIONAL INTERSTATE CORPORATION
Name of Subject Company (issuer))

__________________________________

GREAT AMERICAN INSURANCE COMPANY
(offeror)
a wholly owned subsidiary of
AMERICAN FINANCIAL GROUP, INC.
Names of Filing Persons (other person(s))

__________________________________

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

__________________________________

63654U100
(CUSIP Number of Class of Securities)

__________________________________

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

__________________________________

With a copy to:
F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $0.0001288.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $36,790.18	Form or Registration No.: Schedule TO/A
Filing Party: American Financial Group, Inc.	Date filed: February 18, 2014

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Great American Insurance Company (“Purchaser”), an Ohio corporation and a wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“AFG”), to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as amended and supplemented by the Amended and Restated Offer to Purchase, dated February 21, 2014, and as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(vii), and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(viii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer to Purchase and Letter of Transmittal is incorporated into this Amendment No. 2 by reference and to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 1 through 12 of this Schedule TO are hereby amended and restated as follows:

Item 1. Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning National Interstate” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 6. Price Range of the Shares; Dividends” which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer — Section 8. Certain Information Concerning AFG and Purchaser” and “Schedule A — Information Concerning Directors and Executive Officers of AFG and Purchaser” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 8. Certain Information Concerning AFG and Purchaser” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 8. Certain Information Concerning AFG and Purchaser” and “Schedule A — Information Concerning Directors and Executive Officers of AFG and Purchaser” which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 7. Effects of the Offer,” “The Offer — Section 1. Terms of the Offer,” “The Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer —Section 4. Withdrawal Rights,” “The Offer — Section 5. Certain United States Federal Income Tax Consequences” and “The Offer —Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” which is incorporated herein by reference

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 10. Transactions and Arrangements Concerning the Shares,” “Special Factors — Section 11. Certain Relationships Between AFG and National Interstate” and “Schedule B — Security Ownership of Certain Beneficial Owners” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 1. Background” which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors —Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer and the Merger,” “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 8. Conduct of National Interstate’s Business if the Offer Is Not Completed,” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The Offer — Section 9. Source and Amount of Funds” which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 10. Transactions and Arrangements Concerning the Shares” and “Schedule B — Security Ownership of Certain Beneficial Owners” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 10. Transactions and Arrangements Concerning the Shares,” and “Schedule B — Security Ownership of Certain Beneficial Owners” which is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 14. Fees and Expenses” which is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial statements for the offeror are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

(b) Pro forma financial information is not material to the Offer.

Item 11. Additional Information.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background,” and “Special Factors — Section 11. Certain Relationships Between AFG and National Interstate” which is incorporated herein by reference.

(a)(2) through (4) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 9. Dissenters’ Rights; Rule 13e-3,” “The Offer — Section 1. Terms of the Offer,” “The Offer — Section 5. Certain United States Federal Income Tax Consequences,” “The Offer — Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” and “The Offer — Section 15. Miscellaneous” which is incorporated herein by reference

(a)(5) None.

(c) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014.
(a)(1)(viii)	Amended and Restated Letter of Transmittal.
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery.
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(12) to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Amendment No. 1 to the Schedule TO, filed on February 18, 2014).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Name: Karl J. Grafe
Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Eve Cutler Rosen
Name: Eve Cutler Rosen
Title: Senior Vice President, General Counsel and Secretary